                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               NationsRent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   638588 10 3
                                   -----------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               January 20, 1999
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 2 OF 19
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1 SOCIAL SECURITY NO. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kirk Holdings Limited Partnership, a Nevada limited partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          25,692,047(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.6%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------

     (1) The Reporting Persons (as hereinafter defined) may be deemed to beneficially own 25,692,047 shares of NationsRent, Inc. common stock, par value $0.01 per share (the "Common Stock") representing approximately 46.1% of the outstanding shares of Common Stock pursuant to a voting agreement as described in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of those shares of Common Stock attributed to each of them pursuant to such voting agreement.

                                  SCHEDULE 13D

CUSIP NO. 638588 10 3                                PAGE 3 OF 19
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Kirk Holdings, Inc., a Nevada corporation
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          25,692,047(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.6%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

    (1) The Reporting Persons may be deemed to beneficially own 25,692,047 shares of Common Stock representing approximately 46.1% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 4 OF 19
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            James L. Kirk
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            PF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          25,692,047(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,100
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,100
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.6%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

    (1) The Reporting Persons may be deemed to beneficially own 25,692,047 shares of Common Stock representing approximately 46.1% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                   13D            PAGE   5   OF  19   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H. Family Investments, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 7(d) OR 7(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
          NUMBER OF            0
           SHARES      --------------------------------------------------------
         BENEFICIALLY  (8)     SHARED VOTING POWER
          OWNED BY             25,692,047(1)
            EACH       --------------------------------------------------------
          REPORTING    (9)     SOLE DISPOSITIVE POWER
         PERSON WITH           12,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

    (1) The Reporting Persons may be deemed to beneficially own 25,692,047 shares of Common Stock representing approximately 46.1% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                   13D            PAGE   6   OF  19   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H. Wayne Huizenga, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                 00
          ---------------------------------------------------------------------

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
          NUMBER OF            0
           SHARES      --------------------------------------------------------
         BENEFICIALLY  (8)     SHARED VOTING POWER
          OWNED BY             25,692,047 (1)
            EACH       --------------------------------------------------------
          REPORTING    (9)     SOLE DISPOSITIVE POWER
         PERSON WITH           12,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) The Reporting Persons may be deemed to beneficially own 25,692,047 shares of Common Stock representing approximately 46.1% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                   13D             PAGE 7 OF 19 PAGES
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ X ]
    2
                                                                       (b) [   ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          25,692,047 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

(1) The Reporting Persons may be deemed to beneficially own 25,692,047 shares of Common Stock representing approximately 46.1% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                  13D           PAGE 8 OF 19 PAGES
----------------------------                      ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Huizenga Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ X ]
    2
                                                                       (b) [   ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          25,692,047 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------


(1) The Reporting Persons may be deemed to beneficially own 25,692,047 shares of Common Stock representing approximately 46.1% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP NO. 638588 10 3                   13D             PAGE 9 OF 19 PAGES
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            H. Wayne Huizenga
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ X ]
    2
                                                                       (b) [   ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          25,692,047 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------


(1) The Reporting Persons may be deemed to beneficially own 25,692,047 shares of Common Stock representing approximately 46.1% of the outstanding shares of Common Stock pursuant to a voting agreement as described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

                  This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends in its entirety the Statement on Schedule 13D filed on December 28, 1998 by and on behalf of Kirk Holdings Limited Partnership, a Nevada limited partnership ("KHLP"), Kirk Holdings Inc., a Nevada corporation ("KHI") and James
L. Kirk (collectively, the "Kirk Reporting Persons") with respect to their ownership of NationsRent, Inc. (the "Company" or "Issuer") common stock, par value $.01 per shares (the "Common Stock"). Amendment No. 1 also amends on
Schedule 13D the Statement on Schedule 13G filed on February 4, 1999 by and on behalf of H. Family Investments, Inc., a Florida corporation ("HFI") and H. Wayne Huizenga, Jr. (collectively, the "HFI Reporting Persons") with respect to their ownership of Common Stock. Amendment No. 1 also serves as an initial
Schedule 13D for Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), Huizenga Investments, Inc., a Nevada corporation ("HII") and H. Wayne Huizenga (collectively, the "Huizenga Reporting Persons") with respect to their ownership of Common Stock. As indicated in Item 2, the Kirk Reporting Persons, the HFI Reporting Persons and the Huizenga Reporting Persons have formed a group (the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Kirk Reporting Persons, the HFI Reporting Persons and the Huizenga Reporting Persons are sometimes collectively hereinafter referred to as the "Reporting Persons."

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed jointly by the Reporting Persons as a group pursuant to Rule 13d-1(K) (1) and (2).

                  Mr. Kirk's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of KHLP and KHI is 3276 Cliff Sieler Court, Las Vegas, Nevada 89117. Mr. Kirk is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Kirk is also the sole shareholder, officer and director of KHI and the sole limited partner of KHLP in his capacity as trustee of the James L. Kirk Revocable Trust Agreement dated June 24, 1986, as amended. KHI's principal business is to serve as the sole general partner of KHLP. KHLP's principal business is to make, hold and manage certain of Mr. Kirk's investments in publicly-traded and other companies. Mr. Kirk is a citizen of the United States of America.

                  Mr. Huizenga, Jr.'s business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HFI is the same. Mr. Huizenga, Jr. is the sole voting shareholder, an officer and the sole director of HFI. HFI's principal business is to make, hold and manage certain investments in publicly-traded and other companies on behalf of the Huizenga family. Mr. Huizenga, Jr. is a citizen of the United States of America.

                  Mr. Huizenga's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102, Henderson, Nevada 89016. Mr. Huizenga is a director of the Issuer. Mr. Huizenga is also the sole shareholder of HII and the sole limited partner of HILP. HII's principal business is the serve as the sole general partner of HILP. HILP's principal business is to make, hold and manage certain of Mr. Huizenga's investments in publicly-traded and other companies. Mr. Huizenga is a citizen of the United States of America.

                  None of the Reporting Persons has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.


                  Mr. Kirk and HFI were co-founders of the Issuer in August 1997 and, along with certain other founders of the Issuer, contributed an aggregate of approximately $48.4 million in equity capital to the Issuer which was funded at various times from September 1997 through June 1998 as required to complete acquisitions. Upon the founding of the Issuer, Mr. Kirk and HFI received 5,000 shares of Common Stock each. Mr. Kirk's and HFI's 5,000 shares of Common Stock were each recapitalized by the Issuer into 12,000,000 shares of Common Stock immediately prior to the Issuer's initial public offering. On September 2, 1998, Mr. Kirk acquired an additional 100 shares of Common Stock in open market purchases. Mr. Kirk used personal funds for the acquisition of shares of Common Stock. On December 16, 1998, Mr. Kirk transferred 12,000,000 shares of Common Stock to KHLP.

                  Mr. Huizenga acquired his 1,632,047 shares of Common Stock in a private placement made by the Issuer on June 2, 1998 to HILP. Mr. Huizenga was granted options to purchase an aggregate 60,000 shares of Common Stock in connection with his service as a member of the Issuer's Board of Directors.

                  This Amendment No. 1 is filed as a result of the execution of a Voting Agreement (the "Voting Agreement"), dated as of January 20, 1999, by and among the Issuer, Rental Services Corporation, a Delaware corporation ("RSC"), KHLP, HILP and HFI. No payments are required to be made by the Reporting Persons in connection with the Voting Agreement.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Voting Agreement was entered into in connection with the execution of an Agreement and Plan of Merger, dated as of January 20, 1999 (the "Merger Agreement"), by and among RSC and the Issuer, as an inducement and a condition to RSC's entering into the Merger Agreement.

                  Pursuant to the Merger Agreement, the Issuer will be merged with and into RSC (the "Merger"), with RSC continuing as the surviving corporation. The name of the combined company after the Merger will be RSC NationsRent. Each share of Common Stock outstanding immediately prior to the Merger will be converted into .355 of a share of RSC Common Stock upon consummation of the Merger. The consummation of the Merger is subject to approval by the Issuer's stockholders, reorganization tax treatment and the receipt of certain regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other closing conditions.

                  To effect the Merger, each of the Reporting Persons has agreed, pursuant to the Voting Agreement, that, so long as the Issuer's Board of Directors has not withdrawn its recommendation to the Issuer's stockholders to vote in favor of the Merger, at any meeting of the stockholders of the Issuer, such Reporting Person will vote (or cause to be voted) the shares of Common Stock held of record (to the extent such person also has the right to vote such shares) or beneficially owned (to the extent such person also has the right to vote such shares) by such Reporting Person in favor of the Merger, the adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement.

                  The Voting Agreement terminates upon the earlier to occur of
(i) the Effective Time (as such term is defined in the Merger Agreement) of the Merger, (ii) the date the Issuer's Board of Directors withdraws or adversely modifies its approval or recommendation of the Merger to its stockholders and
(iii) the date the Merger Agreement is terminated in accordance with its terms.

                  Under the terms of the Voting Agreement, if a Reporting Person acquires the right to vote any additional shares of Common Stock, the Voting Agreement shall be applicable to such additional shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b)       Immediately prior to the execution of the
Voting Agreement, Mr. Kirk, KHLP and KHI were deemed to beneficially own 12,000,100 shares of Common Stock, representing approximately 21.6% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 55,618,024 shares of Common Stock issued and outstanding as of January 20, 1999). At such time, each of Mr. Kirk, KHLP and KHI had the sole power to vote and dispose of each of the 12,000,100 shares of Common Stock which were deemed to be beneficially owned. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, Mr. Kirk, KHLP and KHI may be deemed to share voting power with respect to an aggregate of 25,692,047 shares of the Issuer's Common Stock, which shares constitute approximately 46.1% of the shares of the Issuer's Common Stock outstanding as of January 20, 1999.

         Immediately prior to the execution of the Voting Agreement, Mr. Huizenga, Jr. and HFI were deemed to beneficially own 12,000,000 shares of Common Stock, representing approximately 21.6% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 55,618,024 shares of Common Stock issued and outstanding as of January 20, 1999). At such time, each of Mr. Huizenga Jr., and HFI had the sole power to vote and dispose of each of the 12,000,000 shares of Common Stock which were deemed to be beneficially owned. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, Mr. Huizenga, Jr. and HFI may be deemed to beneficially own and share voting power with respect to an aggregate of 25,692,047 shares of the Issuer's Common Stock, which shares constitute approximately 46.1% of the shares of the Issuer's Common Stock outstanding as of January 20, 1999.

         Immediately prior to the execution of the Voting Agreement, Mr. Huizenga, HILP and HII were deemed to beneficially own 1,692,047 shares of Common Stock (including 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options which shares are subject to the Voting Agreement upon issuance), representing approximately 3.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 55,618,024 shares of Common Stock issued and outstanding as of January 20, 1999 plus the 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options). At such time, each of Mr. Huizenga, HILP and HII had the sole power to vote and dispose of each of the 1,692,047 shares of Common Stock (which includes the 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options) which were deemed to be beneficially owned. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, Mr. Huizenga, HLP and HII may be deemed to beneficially own and share voting power with respect to an aggregate of 25,692,047 shares of the Issuer's Common Stock, which shares constitute approximately 46.1% of the shares of the Issuer's common Stock outstanding as of January 20, 1999.

                  Each of the Reporting Persons hereby expressly disclaims beneficial ownership over the shares of the Issuer's Common Stock reported herein but held by the other Reporting Persons as disclosed in their Item 5(a) and (b) (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares).

                  This Amendment No. 1 reports the Reporting Persons' shared voting power with respect to the Common Stock. Such Reporting Persons do not share dispositive power with respect to the Common Stock. This Amendment No. 1 is filed on behalf of the Reporting Persons and is not filed on behalf of RSC.

                 (c) Except for the transactions described herein, there have been no other transactions in any securities of the Issuer affected by the Reporting Persons during the past 60 days.

                 (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

                 (e) Paragraph (e) of Item 5 is not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1 Joint Filing Agreement, dated February 12, 1999, by and among the Reporting Persons.

                  Exhibit 2 Voting Agreement, dated as of January 20, 1999, by and among RSC, the Issuer and each of the Reporting Persons.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Kirk Holdings Limited Partnership


                                   By: Kirk Holdings, Inc., as general
                                       partner


                                   By: /s/ James L. Kirk
                                       -----------------------------------------
                                       James L. Kirk
                                       President, Treasurer and Secretary

Dated:  February 16, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Kirk Holdings, Inc.



                                   By: /s/ James L. Kirk
                                       ----------------------------------------
                                       James L. Kirk
                                       President, Treasurer and Secretary


Dated:  February 16, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ James L. Kirk
                                   ---------------------------------------------
                                   James L. Kirk

Dated: February 16, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                       H. Family Investments, Inc.

                                       By: /s/ H. Wayne Huizenga, Jr.
                                           ------------------------------------
                                           H. Wayne Huizenga, Jr.
                                           President and Sole Director


February 16, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                           /s/ H. Wayne Huizenga, Jr.
                                           ------------------------------------
                                           H. Wayne Huizenga, Jr.

February 16, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Huizenga Investments Limited Partnership


                                   By: Huizenga Investments, Inc., as general
                                       partner


                                   By: /s/ Cris V. Branden
                                       -----------------------------------------
                                       Cris V. Branden
                                       Treasurer


February 16, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Huizenga Investments, Inc.



                                             By: /s/ Cris V. Branden
                                                 -------------------------------
                                                 Cris V. Branden
                                                 Treasurer



February 16, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. Wayne Huizenga



February 16, 1999